UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT:

March 31, 2020

____________________

NEOVOLTA INC.

(Exact Name of Registrant as specified in its charter)

Nevada	82-5299263
(State or other jurisdiction	(IRS Employer Identification
of incorporation)	Number)

13370 Kirkham Way
Poway, CA	92064
(Address of principal	(zip code)
executive offices)

(858) 265-9347

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

NeoVolta Inc. (“we”, “our” or the "Company"), is filing this current report, pursuant to Regulation A. The purpose of this Form 1-U is to report the following recent event: Release of the Company’s quarterly unaudited financial statements for the period ended March 31, 2020.

Quarterly Financial Statements

The purpose of this section of the Form 1-U is to report the Company’s unaudited financial statements as of March 31, 2020 and for the nine-month period then ended. This report consists of two sub-sections, which are headed as follows: (i) Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on this page; and (ii) Index to Unaudited Financial Statements, beginning on page 5. You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Current Report.

This report contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described under the section entitled “Risk Factors” in our annual report on Form 1-K filed October 15, 2019, which can be found at:

https://www.sec.gov/Archives/edgar/data/1748137/000139390519000286/neov_1k.htm

Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. Examples of our forward-looking statements include:

•the duration and severity of the COVID-19 pandemic, and our ability to mitigate the negative economic impacts of COVID-19;

•our ability to obtain additional funding to develop and market our products;

•the need to obtain regulatory approval of our products;

•our ability to market our products;

•market acceptance of our product;

•competition from existing products or new products that may emerge;

•potential product liability claims;

•our dependency on third-party manufacturers to supply or manufacture our products, including manufacturers located in Asia;

•the impact of tariffs on the costs of the materials we use to make our products;

•our ability to establish or maintain collaborations, licensing or other arrangements;

•our ability and third parties’ abilities to protect intellectual property rights;

•our ability to adequately support future growth; and

•our ability to attract and retain key personnel to manage our business effectively.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

Management's Discussion and Analysis of Financial Condition

and Results of Operations

Overview

We are a designer, manufacturer, and seller of high-end Energy Storage Systems (or ESS), which can store and use energy via batteries and an inverter at a residential site. Our market place is the solar industry, installers, new construction homebuilders, home remodelers, homeowners, and emergency services. Our NV14 ESS provides hybrid (120V / 240V) inverter and battery power, efficiency, and operating options, using Lithium Iron Phosphate (LiFe(PO4)) batteries that have high Depth of Discharge (DoD) cycles (4,000 cycles at 80% DoD) and a high thermal range (heat and cold tolerances), all contained in one integrated indoor/outdoor rated NEMA Type 3R cabinet.

With respect to the supply of materials used in our ESS, we source a significant amount of materials directly from Asia, and the recent coronavirus outbreak may have an impact on the availability of certain components for our ESS. We believe our near-term supply needs will not be materially disrupted given our current inventory of materials already on hand. If, however, the impact of the coronavirus on the availability of materials sourced from Asia is prolonged or re-emerges, then this could have an adverse longer-term impact on our ability to produce our products.

Effective March 22, 2020, California adopted new Common Smart Inverter Profile (CSIP) regulations. Although the NV14 is capable of meeting these regulations, it does not currently meet the regulatory certification. However, we believe that because the NV14 connects to other solar devices that do meet the regulations, regulators in California may allow for an exemption and we are actively in discussions regarding a potential exemption. Notwithstanding these efforts, we have begun working on modifications to the NV14s communications capability to meet the new regulations, and we expect such work to be completed in the middle of this year. To the extent our NV14 is not exempted from the new CSIP regulations, we will not be able to perform installations in California until such time as we meet the new regulations. During such period of time, we will only be able to sell our products in other States.  Although we have begun to increase our sales efforts outside of California, our sales to date have predominantly been in California. As of this report, California Public Utilities Commission (CPUC) granted an extension to the CSIP deadline to June 22, 2020. There are further discussions of additional extensions do to ongoing virus impacts. However, NeoVolta expects to meet regulatory approval prior to the revised June 22, 2020 deadline.

Plan of Operations

In May 2019, we completed our Initial Public Offering (IPO) of 3,500,000 shares of our common stock at an offering price of $1.00 per share. Our plan of operations is primarily focused on using the proceeds of the IPO to ramp up production, marketing, and sales of our NV14 product line. In that regard, we have used the proceeds from the offering to fund the marketing, production and distribution of our products, which recently commenced through a group of wholesale customers in California, as well as to provide additional working capital for other corporate purposes.

Results of Operations

The following discussion pertains to our revenues and expenses for the comparative nine month periods ended March 31, 2020 and 2019, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 5.

Revenues - Revenues from contracts with customers for the nine months ended March 31, 2020 were $1,315,554 compared to zero for the nine months ended March 31, 2019.  Such revenues in the fiscal 2020 period represented the Company’s initial sales since July 2019 of assembled energy storage systems that were made through a group of wholesale dealers and installers, primarily in California.

Cost of Goods Sold - Cost of goods sold for the nine months ended March 31, 2020 were $1,100,842 compared to zero for the nine months ended March 31, 2019. The cost of goods sold in the fiscal 2020 period reflected the cost of procuring and assembling the component parts of the energy storage systems that were sold in this period and resulted in a gross profit on such sales of approximately 16%.

General and Administrative Expense - General and administrative expenses for the nine months ended March 31, 2020 were $1,375,406 compared to $432,072 for the nine months ended March 31, 2019. Such increase reflected the additional costs of product advertising and marketing associated with the commencement of the Company’s product sales as well as the incremental professional fees and related costs that were incurred as a result of the responsibilities of becoming a public reporting company beginning in May 2019. Additionally, the Company incurred a significant increase in non-cash stock compensation expenses as such amounts rose to $591,667 in the nine months ended March 31, 2020, compared to $87,675 in the nine months ended March 31, 2019.

Research and Development Expense - Research and development expenses for the nine months ended March 31, 2020 were $107,635 compared to $175,168 for the nine months ended March 31, 2019. Such decrease was due to the completion of the Company’s initial product development efforts in conjunction with the recent commencement of product sales.

Interest Expense - Interest expense for the nine months ended March 31, 2020 was $18,346 compared to $10,911 for the nine months ended March 31, 2019. This increase was due to the amortization of a beneficial conversion feature arising from a debt modification in May 2019.

Net Loss - Net loss for the nine months ended March 31, 2020 was $1,286,675 compared to $618,151 for the nine months ended March 31, 2019, representing the net amounts of the various revenue and expense categories indicated above. The Company has not recognized any income tax benefits for these initial losses due to the uncertainty of their ultimate realization.

Liquidity and Capital Resources

Operating activities.  Net cash used in operating activities for the nine months ended March 31, 2020 was $1,368,745 compared to $1,021,789 for the nine months ended March 31, 2019. Such increase was largely due to the amount of cash applied toward general and administrative expenses. As previously noted, the increase in the cash component of general and administrative expenses was due to the additional costs of product advertising and marketing as well as the incremental costs that were incurred as a result of the responsibilities of becoming a public reporting company.

Financing activities.  Net cash provided by financing activities for the nine months ended March 31, 2020 was zero compared to $1,470,000 for the nine months ended March 31, 2019. This difference was due to the closing of the Company’s initial two private equity offerings in July 2018 in the amount of $750,000 (of which $30,000 was received prior to June 30, 2018) and in December 2018 in the amount of an additional $750,000.

As noted above, we completed the first private offering of our common stock in July 2018 that raised equity capital in the total amount of $750,000 and we completed a second private placement offering in December 2018 that raised an additional $750,000 of equity capital for our near-term funding needs. On May 9, 2019, we closed a public equity offering, pursuant to Regulation A, resulting in gross proceeds to the Company of $3,500,000. We believe our cash and cash equivalents will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months. We recently began selling and installing our proprietary Energy Storage System units through wholesale customers in Southern California, however, we are not currently generating a positive level of operating cash flow.

Until such time that we are able to generate sufficient operating cash flow from operations, if ever, we expect to finance our operating activities through a combination of equity offerings and debt financings and we may seek to raise additional capital through strategic collaborations. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our operations. Failure to receive additional funding could cause us to cease operations, in part or in full. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations, which may cause dilution to our existing and future stockholders.

Recent Developments

As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control. Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19.  We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

NEOVOLTA INC.

Balance Sheets

	March 31,	June 30,
	2020	2019
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$1,769,152	$3,137,897
Accounts receivable	258,021	-
Inventory	1,723,069	993,913
Prepaid insurance	8,676	71,137
Total current assets	3,758,918	4,202,947

Total assets	$3,758,918	$4,202,947

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable - others	$177,941	$32,059
Accrued interest payable	12,891	10,880
Other accrued liabilities	86,914	163
Total current liabilities	277,746	43,102

Convertible notes payable (net of unamortized discount of $68,275 & $84,610 as of March 31, 2020 and June 30, 2019, respectively)	12,856	2,506
	290,602	45,608

Commitments and contingencies (Note 5)

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 12,671,528 and 11,521,528 shares issued and outstanding	12,672	11,522
Additional paid-in capital	5,680,207	5,083,705
Accumulated deficit	(2,224,563)	(937,888)
Total stockholders' equity	3,468,316	4,157,339

Total liabilities and stockholders' equity	$3,758,918	$4,202,947

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statement of Operations

(Unaudited)

	Nine Months Ended
	March 31,
	2020	2019

Revenues from contracts with customers	$1,315,554	$-
Cost of goods sold	1,100,842	-
Gross profit	214,712	-

Operating expenses:
General and administrative	1,375,406	432,072
Research and development	107,635	175,168
Total operating expenses	1,483,041	607,240

Income from operations	(1,268,329)	(607,240)

Other income (expense):
Interest expense	(18,346)	(10,911)

Net loss	$(1,286,675)	$(618,151)

Weighted average shares outstanding - basic and diluted	11,817,813	2,682,775

Net loss per share	$(0.11)	$(0.23)

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statement of Stockholders' Equity

Nine Months Ended March 31, 2020 and 2019

(Unaudited)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2019	11,521,528	$11,522	$5,083,705	$(937,888)	$4,157,339

Issuance of common stock for convertible debt	200,000	200	1,060	-	1,260

Exchange of convertible debt into common stock	750,000	750	3,975	-	4,725

Stock compensation expense	200,000	200	591,467	-	591,667

Net loss	-	-	-	(1,286,675)	(1,286,675)

Balance at March 31, 2020	12,671,528	$12,672	$5,680,207	$(2,224,563)	$3,468,316

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2018	260,000	$260	$31,395	$(101,791)	$(70,136)

Issuance of common stock	2,440,003	2,440	1,467,560	-	1,470,000

Stock compensation expense	2,200,000	2,200	85,475	-	87,675

Net loss	-	-	-	(618,151)	(618,151)

Balance at March 31, 2019	4,900,003	4,900	$1,584,430	$(719,942)	$869,388

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statement of Cash Flows

(Unaudited)

	Nine Months Ended
	March 31,
	2020	2019

Cash flows from operating activities:
Net loss	$(1,286,675)	$(618,151)
Adjustments to reconcile net loss to net
cash provided by (used in) operations:
Stock compensation expense	591,667	87,675
Changes in current assets and liabilities
Accounts receivable	(258,021)	-
Inventory	(729,156)	(651,286)
Prepaid insurance and other	62,461	-
Accounts payable	147,893	146,112
Accrued expenses	86,751	13,861
Amortization of debt discount	16,335	-
Net cash flows used in operating activities	(1,368,745)	(1,021,789)

Cash flows from financing activities:
Issuance of common stock	-	1,470,000
Net cash flows from financing activities	-	1,470,000

Net increase in cash and cash equivalents	(1,368,745)	448,211

Cash and cash equivalents at beginning of period	3,137,897	55,070

Cash and cash equivalents at end of period	$1,769,152	$503,281

Supplemental disclosures of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

Supplemental non-cash financing activities
Conversion of common stock for debt	$1,260	$-
Exchange of common stock for debt	4,725	-

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Notes to Unaudited Financial Statements

March 31, 2020

(1) Business and Summary of Significant Accounting Policies

Description of Business - NeoVolta Inc. (“we”, “our” or the "Company") is a Nevada corporation, which was formed on March 5, 2018. The Company is a designer, seller and manufacturer of Energy Storage Systems (ESS) which can store and use energy via batteries and an inverter at residential sites.  The Company completed a public offering of shares of its common stock pursuant to Regulation A on May 9, 2019 (see Note 4), and recently began assembling and selling its proprietary ESS units through wholesale customers, primarily in California.

Basis of Presentation - The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end is June 30. Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. The balance sheet as of June 30, 2019 has been derived from the Company’s June 30, 2019 financial statements that were audited by an independent registered public accounting firm but does not include all of the information and footnotes required for complete annual financial statements. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-K annual report for the year ended June 30, 2019, filed by the Company with the SEC on October 15, 2019.

Cash and Cash Equivalents - The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents. Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000.  The amount in excess of the FDIC insurance at March 31, 2020 was $1,519,152.

Inventory - Inventory as of March 31, 2020 consists of batteries and inverters purchased from Asian suppliers and delivered to a location near the Company’s offices, for assembly into ESS units.  Inventory is stated at the lower of weighted average cost or market. Inventory of raw materials and work in process amounted to $1,723,069 and $993,913, respectively, as of March 31, 2020 and June 30, 2019.

Revenue Recognition - The Company recognizes revenue in accordance with Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on July 1, 2019 using the modified retrospective method, with no impact to the Company’s comparative financial statements. Revenues are recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five step model:

•Identification of the contact with a customer

•Identification of the performance obligations in the contract

•Determination of the transaction price

•Allocation of the transaction price to the performance obligations in the contract

•Recognition of revenue when, or as, the Company satisfies a performance obligation

Under its present contracts with customers, the Company’s sole performance obligation is the delivery of products to the customer.  Since all of the Company’s revenue is currently generated from the sales of similar products, no further disaggregation of revenue information is provided.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (“ASC”) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Beneficial Conversion Feature - The Company has issued convertible notes that have conversion prices that create an embedded beneficial conversion feature on the issuance date. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. The Company estimated the fair value of its common stock on the dates issued. The intrinsic value of the beneficial conversion feature, if any, is recorded as a debt discount and amortized to interest expense over the life of the note (see Note 3).

Stock Compensation Expense - Employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.  Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value. Effective July 1, 2018, the Company adopted ASU No. 2018-07, Compensation - Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-7”), which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The adoption of ASU 2018-07 did not have a material impact on the Company’s financial statements.

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of March 31, 2020, the Company had outstanding common stock equivalents in the amount of approximately 13,800,000 shares.

Research and Development Costs - Research and development costs are expensed as incurred.

Use of Estimates - Management has made a number of estimates and assumptions in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Related Parties - The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that it might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace numerous requirements in U.S. GAAP, including industry-specific requirements, and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company initially began generating revenues from contracts with customers in the nine months ended March 31, 2020, however, such revenues have thus far been concentrated within a relatively small number of wholesale dealers and installers, primarily in California. One such dealer represented approximately 75% of the of the Company’s revenues in the nine month period ended March 31, 2020, however, no other dealer accounted for more than 10% of the revenues in such period. The Company adopted ASC 606, effective July 1, 2019, using the modified retrospective method. The Company determined that the adoption of this standard did not have a significant impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company currently has no outstanding leases, however, it is evaluating the impact that this standard could have on its financial statements.

(2) Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain continued financial support from its stockholders, necessary equity financing to continue operations and the attainment of profitable operations. As of March 31, 2020, the Company has incurred an accumulated deficit of $2,224.563, and had generated only minimal revenue from operations. These circumstances raise substantial doubt about its ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, third-party funding, collaborations, strategic alliances and licensing arrangements or a combination thereof. Management cannot be certain that such events can be achieved.

(3) Convertible Notes Payable

On various dates beginning in May 2018, the Company entered into six unsecured convertible notes payable for aggregate proceeds of $104,688.  Each note bears interest at 12% per annum and both principal and accrued interest are due at maturity five years from the date of issuance. These notes are convertible at any time, at the option of the holder, into shares of the Company’s common stock at a conversion price of $0.0063 per share. The Company performed an analysis to determine whether there was a beneficial conversion feature and noted none.

The notes are structured to be automatically converted into shares of the Company’s common stock at the conversion price, upon a successful completion of an initial public offering (“IPO”) of the Company’s securities, provided that no holder of these notes will be permitted to convert such notes to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of the Company’s common stock after such conversion. In conjunction with the closing of an IPO on May 9, 2019, holders of the convertible notes in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of common stock, taking into consideration the shareholder ownership limitations under the terms of the convertible notes payable (see Note 4).  This conversion resulted in the full repayment of the notes payable owed to two such note holders and left the four remaining note holders with a total outstanding principal balance of $87,116.

Effective May 19, 2019, the remaining holders of the convertible notes payable agreed to prospectively amend the terms of the outstanding balance of their notes to reduce the interest rate from 12% per annum to 3.99% per annum and to change the interest accrual method from a compound to a simple basis. Due to this amendment, the Company was required to perform an updated debt modification analysis under ASC 470 and determined that the amendment qualified as an extinguishment of debt and therefore a beneficial conversion feature was required to be evaluated as of the date of the modification. Since the fair value of the Company’s common stock at the time of the amendment was sufficiently higher than the conversion price, it was determined that a beneficial conversion feature in the amount of $87,116 existed as of that date. Accordingly, the Company recorded a debt discount, offset by a credit to additional paid-in capital, in the amount of $87,116 as of May 19, 2019, and is amortizing the debt discount to interest expense over the remaining term of the notes.  As of December 31, 2019, cumulative amortization of the debt discount had been recorded in the amount of $13,396.

Effective November 6, 2019, one of the remaining holders reached an agreement to sell $1,260 of his convertible note payable to a consultant for the Company. Based upon the above-noted conversion price of $0.0063 per share, the consultant elected to convert such purchased convertible note payable into 200,000 shares of common stock.

Effective November 27, 2019, two of the remaining holders reached an agreement to sell a total of $4,725 of their convertible notes payable to a third party investor. Based upon the above-noted conversion price of $0.0063 per share, such purchased amount of convertible notes payable was ultimately convertible into a total of 750,000 shares of common stock. In order to immediately extinguish the purchased convertible notes payable, the Company entered into an agreement with the investor to exchange such notes for the issuance of 750,000 shares of common stock, subject to a one year lock-up period and agreed upon trading volume limitations following expiration of the lock-up period.

As of March 31, 2020, the future maturities of convertible notes payable, after considering the above-noted partial sales but without taking into account the debt discount noted above, are as follows:

Year ending March 31, 2021	$-
Year ending March 31, 2022	-
Year ending March 31, 2023	-
Year ending March 31, 2024	81,131
$81,131

(4) Equity

Common Stock - In March 2018, the Company issued 100,000 shares of its common stock to its chief executive officer in exchange for his founding capital contribution in the amount of $500, which equates to a price of $0.005 per share.  In June 2018, the Company issued 100,000 shares of its common stock to a consultant in exchange for his agreement to provide certain marketing and information technology services to the Company. Such shares were valued at a price of $0.0063 per share for a total amount of $630 which was treated as non-cash stock compensation expense.

In July 2018, the Company completed a private placement offering of shares of its common stock to a group of accredited investors. This offering was for a total of 1,500,000 shares at an offering price of $0.50 per share resulting in gross proceeds to the Company of $750,000. The subscription agreement includes, among other things, certain “lockup” provisions in the event of a successful IPO of the Company’s securities.

In December 2018, the Company completed a second private placement offering of shares of common stock to a group of accredited investors. This offering was for a total of 1,000,003 shares at an offering price of $0.75 per share resulting in gross proceeds to the Company of $750,000. The subscription agreement includes, among other things, certain “lockup” provisions in the event of a successful IPO of the Company’s securities.

On May 9, 2019, the Company completed a public offering of shares of its common stock pursuant to Regulation A. This offering was for a total of 3,500,000 shares at an offering price of $1.00 per share resulting in gross proceeds to the Company of $3,500,000 (the net proceeds were $3,399,115). In conjunction with the closing of the public offering, holders of the Company’s convertible notes payable in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of common stock, taking into consideration the shareholder ownership limitations under the terms of the convertible notes payable (see Note 3).

Stock Compensation Expense - In June 2018, the Company awarded a total of 2,100,000 shares of common stock to two executive officers and a consultant. The Company valued the stock awards at a total amount of $13,200, based on the $0.0063 per share conversion price of the convertible notes payable (see Note 3). Per the original vesting milestones, $525 of the value was initially amortized to stock compensation expense as of June 30, 2018. Effective December 31, 2018, the Company’s Board of Directors determined that the originally intended milestones associated with the awarding of these shares had been fully satisfied. Accordingly, the Company issued those shares to the recipients as of December 31, 2018. In conjunction with that issuance, the Company recorded the remaining unamortized cost of such awards as stock compensation expense in the amount $12,675 as of December 31, 2018.

In December 2018, the Company also issued 100,000 shares of common stock to an attorney for legal services. The Company recorded a charge to stock compensation expense for these shares in the amount $75,000, based on the same offering price of $0.75 per share, as was used in the second private placement offering, which was completed simultaneously with that issuance.

In December 2019, the Company awarded a total of 700,000 shares of common stock to an executive officer and a consultant.  The Company valued the stock awards at a total amount of $700,000, based on the above-noted public offering price of $1.00 per share.  For the 500,000 shares awarded to an officer, the Company immediately amortized $500,000 as a non-cash charge to expense as such shares were considered to have been earned by him under the Company’s milestone incentive compensation program, as of December 31, 2019, notwithstanding that issuance of the shares was deferred until 2020. For the 200,000 shares awarded to a consultant, the Company is amortizing $200,000 as a non-cash charge to expense over his 24 month services agreement. These shares were issued in 2019 and the Company has recognized expense in the year ended December 31, 2019 in the amount of $66,667.

Other Matters - In February 2019, the Company’s Board of Directors approved the establishment of a new 2019 Stock Option Plan with an authorization for the issuance of up to 2,500,000 shares of common stock. The Plan is designed to provide for future discretionary grants of stock options, stock awards and stock unit awards to key employees and non-employee directors. The Company also increased the total number of shares of common stock authorized from 30,000,000 to 100,000,000.

(5) Commitments and Contingencies

The Company does not own or lease any property. In late 2019, the Company secured new corporate and executive office space in a production facility located in Poway, California, on a monthly basis with no long term commitment. We believe that our new office is sufficient to meet our current and future needs.

As indicated in Note 1, the Company recently began selling its proprietary ESS units through wholesale dealers, primarily in California.  In that regard, the Company has entered into agreements with several wholesale dealers under which the Company has incentivized the dealers to achieve quarterly sales above targeted levels by agreeing to grant them shares of the Company’s common stock for exceeding such quarterly sales targets, subject to defined maximums. On October 7, 2019, the Company entered into an exclusive supply agreement for specified territories outside of California, once objectives and milestones have been achieved, with a distributor in Henderson, Nevada. There were no such incentive shares of the Company’s common stock earned or issued in the nine months ended March 31, 2020.

The Company is not involved in any legal proceedings at this time. From time to time in the ordinary course of our business, the Company may be involved in legal proceedings, the outcomes of which may not be determinable. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. We are not able to estimate an aggregate amount or range of reasonably possible losses for those legal matters for which losses are not probable and estimable.

(6) Subsequent Events

As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control. Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19.  We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVOLTA INC.

/s/ Steve Bond

Steve Bond

Chief Financial Officer

May 19, 2020